n.a. 3/5

11016363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIC Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15333 North Pima Road, Suite 225
(No. and Street)

Scottsdale (City) Arizona (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Johnson 281-367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EideBailly, LLP
(Name – *if individual, state last, first, middle name*)

333 Clay Street, Suite 4700 (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9

OATH OR AFFIRMATION

I, Kristy Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIC Distributors, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

DANIEL EUGENE LEGAYE, JR
Notary Public, State of Texas
My Commission Expires
April 01, 2014

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
December 31, 2010

BIC Distributors, LLC
(A Development Stage Company)

BIC Distributors, LLC
(A Development Stage Company)
Table of Contents

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Financial Condition	2
Operations	3
Members' Capital	4
Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	
Schedule I	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934	9
Claim of Exemption from Rule 15c3-3	10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3	11

INDEPENDENT AUDITOR'S REPORT

BIC Distributors, LLC
Scottsdale, AZ

We have audited the accompanying statement of financial condition of BIC Distributors, LLC (a development stage company) as of December 31, 2010, and the related statements of operations, partners' equity, and cash flows for the year then ended and for the period from October 26, 2009 (inception), to December 31, 2010, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIC Distributors, LLC as of December 31, 2010 and the results of its operations and cash flows for the year then ended and from October 26, 2009 (inception), to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Eide Bailly LLP

Fargo, North Dakota
February 22, 2011

BIC DISTRIBUTORS, LLC
(A Development Stage Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

		2010
Assets		
Current Assets		
Cash and cash equivalents	$	47,238
Prepaid Expenses		10,479
Total current assets		57,717
Total assets	$	57,717
Liabilities		
Current Liabilities		
Intercompany Payable	$	855
Total Current Liabilities		855
Total Liabilities		855
Members' Capital		
Member Contributions	$	90,000
Cumulative Losses as a Development Stage Company		(33,138)
Total Members' Capital		56,862
Total Liabilities and Members' Capital	$	57,717

See Notes to Financial Statements

BIC DISTRIBUTORS, LLC
(A Development Stage Company)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010 AND PERIOD FROM OCTOBER 26, 2009 (INCEPTION) TO DECEMBER 31, 2010

	2010	October 26, 2009 (Inception) to December 31, 2010
Revenue	$ -	$ -
General and Administrative Expenses		
Bank Charges	40	40
Education/Seminars	140	140
Internet & Web Site	480	480
Licenses and Fees	9,596	9,596
Professional services	22,027	22,027
Rent	855	855
Total expenses	33,138	33,138
Net Loss	$ (33,138)	$ (33,138)

See Notes to Financial Statements

BIC DISTRIBUTORS, LLC
(A Development Stage Company)
STATEMENT OF MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2010 AND PERIOD FROM
OCTOBER 26, 2009 (INCEPTION) TO DECEMBER 31, 2010

	Member Contributions	Deficit Accumulated During the Development Stage	Total Members' Capital
Member Contribution December 23, 2009	$ 10,000	$ -	$ 10,000
2010 Net Loss	-	(33,138)	(33,138)
2010 Member Contributions	80,000	-	80,000
Balance - December 31, 2010	$ 90,000	$ (33,138)	$ 56,862

See Notes to Financial Statements

BIC DISTRIBUTORS, LLC
(A Development Stage Company)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010 AND PERIOD FROM OCTOBER 26, 2009 (INCEPTION) TO DECEMBER 31, 2010

	2010	October 26, 2009 (Inception) to December 31, 2010
Cash Flows from Operating Activities		
Net earnings	$ (33,138)	$ (33,138)
Adjustments to reconcile change in net earnings to net cash from operating activities	-	-
Changes in assets and liabilities		
Prepaid Expenses	(10,479)	(10,479)
Intercompany Payables	855	855
Net Cash used for Operating Activities	(42,762)	(42,762)
Cash Flows from Financing Activity		
Member Contributions	80,000	90,000
Net Change in Cash	37,238	47,238
Cash at Beginning of Year	10,000	-
Cash at End of Year	$ 47,238	$ 47,238

See Notes to Financial Statements

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BIC Distributors, LLC (Company) is organized as a limited liability company under the laws of the State of Arizona and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Scottsdale, Arizona.

The Company is in the development stage. This stage is characterized by significant expenditures for the design and development of the Company's financial services operations. Once the Company's planned principal operations commence, its focus will be on the wholesale provision, distribution, and marketing of open-end and closed-end mutual funds and separately managed accounts through financial intermediaries.

Development Stage Operations

The Company was formed on October 26, 2009. It's sole member contributed $10,000 and there were no revenues or expenses in 2009. The planned principal operations have not commenced as of December 31, 2010. Operations up to this point have been devoted primarily to securing licensing, developing infrastructure, and to administrative functions.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized in the period in which the underlying transactions that generate the commissions occur.

Income Taxes

Income taxes on Company income are levied on the members at the member level. Accordingly, all profits and losses of the Company are recognized by each member on its respective tax return. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses. For the year ended December 31, 2010, there were no interest or penalties recorded in the accompanying financial statements.

During 2010, the Company implemented FASB ASC 470-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes).* In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2010 the Company had no tax positions that would not be held up under examination.

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

Costs for advertising are expensed as incurred.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2011, the date which the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS

BIC Distributors, LLC conducts virtually all of its operations under contracts with three different asset management companies. No revenue was received under these contracts during 2010.

NOTE 3 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 4 - OPERATING LEASE AND RELATED PARTY TRANSACTIONS

The Company leases office space under an office licensing agreement with BIC Group LLC. The agreement is currently ongoing on a month-to-month basis at $171 per month. Rent expense totaled $855 for the year of 2010. This amount is reflected in intercompany payable as of December 31, 2010. The Company is a wholly-owned subsidiary of the BIC Group, LLC, of which the office licensing agreement is with.

NOTE 5 - COMMITMENTS

The Company is contractually obligated to MGL Consulting Corporation to provide Chief Compliance Officer, Financial and Operations Principal, and Sentinel Compliance services. The annual fee for all of these services is $63,000. Of this, $15,750 was paid in 2010, and $47,250 will be due in 2011.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2010, the Company had the following net capital:

	2010
Net capital	$ 46,383
Excess net capital	$ 41,383
Aggregate indebtedness ratio	1.84%

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 7 - MEMBERS' CAPITAL

Members	Ownership Percentages
BIC Group, LLC	100%
	100%

Supplementary Information

BIC Distributors, LLC
(A Development Stage Company)

BIC DISTRIBUTORS, LLC
(A Development Stage Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2010

	Schedule I
NET CAPITAL	
Total members' capital from the statement of financial condition	$ 56,862
Deductions	
Nonallowable assets	(10,479)
Net capital	$ 46,383
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 41,383
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$ 40,383
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ 855
Ratio of aggregate indebtedness to net capital	1.84%
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 46,383
Adjustments	-
	$ 46,383
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ 855
Adjustments	-
	$ 855

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

BIC Distributors, LLC
Scottsdale, AZ

In planning and performing our audit of the financial statements and supplemental schedule of BIC Distributors, LLC (a development stage company), as of and for the year ended December 31, 2010 and for the period from October 26, 2009 (inception), to December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of BIC Distributors, LLC as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 22, 2011.

Financial Statements for a Development Stage Company

We noted that the financial statements were originally prepared without using the proper financial statement format and note disclosures for a Development Stage company. Without these disclosures, users of the financial statement may conclude that there is doubt regarding the Company's ability to continue as a going concern because of the lack of revenue reported. These disclosures clarify that the Company is in the developing stages of business, which normally involves large amounts of start-up expenses without significant revenues.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 22, 2011